January 3, 2008


Mail Stop 4561

By U.S. Mail and facsimile to (312)984-3150

Mr. Charles N. Funk
President
ISB Financial Corp.
102 South Clinton Street
Iowa City, Iowa 52240

      Re:	ISB Financial Corp.
      Registration Statement on Form S-4
      Filed on November 27, 2007
                        File Number 333-147628

Dear Mr. Funk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Supplementally provide the staff with the Boardbooks and all other materials used and/or considered by the Boards of each company in recommending the transaction to shareholders.
2. Revise each company`s executive Compensation Table narrative to indicate that the table contains all executive officers with total compensation above $100,000.

Proxy cover pages
3. Advise the staff if you intend to use the Notice of Special
Meeting as the cover page for the Proxy.

4. Revise the ISP proxy cover page to unbundle the adoption of the amended and restated Articles of Incorporation. In this regard, add another proposal and briefly describe the material changes as well as add a cross-reference to a more complete discussion. As this is a condition to the merger, you can add a parenthetical "for informational purposes only" in the added proposal. Revise the MidWestOne proxy cover in a similar manner.
Questions and Answers..., page 1
5. Revise the Q&A on page 3 relating to the new equity incentive plan to disclose the number of shares to be issuable under the Plan.

6. With regard to the Q&A on page 4 relating to dissenters`/appraisal rights, provide the staff with an analysis as to why these rights are unavailable, for each corporation, under the factors laid out on pages 104 and 105. In addition, provide that disclosure on pages
104/105.


Share Ownership of Directors and Executive Officers, page 7
7. With a view towards additional disclosure, advise the staff if any directors/officers of either company own shares in the other company.

Interests of Certain Persons in the Merger, page 10
8. Revise to briefly disclose the persons (executive officers and directors) who will receive benefits in the merger, accelerated vesting, change in control payments, options grants, increased salaries, etc., and quantify, individually and in the aggregate, the value of these benefits.

Termination and Termination Fees, page 12
9. Revise the third paragraph to add after, "certain circumstances", including, among other things, either company`s shareholders` disapproval of the merger. In addition, disclose that the termination fee may be up to $2,000,000.




Differences in the Rights of Shareholders, page 13
10. Revise to disclose the material differences.

Unaudited Pro Forma Financial Information
Proforma Statement of Financial Condition as of September 30,
2007,
page 21
11. Please revise note (n) to this table to disclose how you determined the fair value of the new stock option replacement awards as of September 30, 2007.
12. Please revise to disclose the basis for your adjustment to MidwestOne`s deferred loan fees and costs.

Proforma Statement of Income for Nine Months ended September 30,
2007, page 24
13. We note that you have allocated a portion of the stock option replacement awards to be issued in connection with the merger to compensation costs. Please clarify the time period over which these replacement options vest. If the vesting period extends over multiple years, please clarify why you have not presented a pro forma adjustment to your income statement to show the impact of these grants. To the extent that costs are non-recurring and attributable to the transaction, please revise your footnote to specifically disclose that fact.

Risk Factors
The combined company will have investments in pools of performing
and
non-performing loans ...., page 35
14. Revise to provide more disclosures on the material types of loans held by the pools and the material characteristics, conforming, sub-prime, Alt A, etc.

The Merger
Treatment of Stock Options and Restricted Stock, page 45
15. Revise each subsection to disclose the number of options and restricted shares to be accelerated.

Background of the Merger, page 46
16. Revise the last paragraph on page 46 to disclose if these were regular periodic meetings or unplanned meetings and, if so, who initiated the meetings.
17. Expand the third paragraph on page 47 to disclose how the other bank came to know about MidWestOne`s interest in a strategic transaction. Were Howe Barnes and/or Sandler O`Neill engaged to solicit possible partners? If so, when were they engaged? In addition, revise to explain what happened with the other bank that expressed a willingness regarding a strategic transaction.
18. Revise the carryover paragraph at the top of page 49 to disclose the initial proposed exchange ratio.
19. Revise the penultimate paragraph on page 49 to disclose the "social issues".

ISBF`s Reasons..., page 51
MIdWestOne`s Reasons..., page 52
20. Revise to either indicate that the Boards determined there were no negatives to the transaction or revise to present separately, the positive and negative factors. If negative factors are disclosed, add a brief narrative as to why the Board determined the negatives were outweighed by the positives in recommending the transaction to their shareholders.

Fairness Opinion of Sandler O`Neill..., page 54
21. Revise the first full paragraph on page 56 to confirm the internal projections were prepared by management of the respective company and disclose whether or not Sandler O`Neill had any involvement in such preparation.
22. Revise to disclose if and how much in fees have been paid by either company to Sandler during 2006 and 2007.

Net present Value Analysis, page 59
23. Supplementally advise the staff why the required rates of return used were 11%-15%? Has either company achieved such returns since
2004 or projected such returns?

Fairness Opinion of Howe Barnes..., page 63
24. With regard to the penultimate paragraph on page 69, revise to disclose how was it determined that the merger would be accretive to earnings "thereafter" when projection were only used through 2011. In addition, revise to disclose how it was determined that the merger would be accretive to book value after 2011.
25. Revise to disclose if and how much in fees have been paid by either company to Howe Barnes in 2006 and 2007.




Fairness Opinion of Keefe Bruyette..., page 71
26. Revise to disclose if and how much in fees have been paid by either company to Keefe Bruyette during 2006 and 2007.

Material United States Federal Income Tax Consequences of the
Merger..., page 98
27. Please revise to indicate that the opinions have been received and are filed as Exhibits to the registration statement. Revise the first sentence on page 99 to state that that the merger qualifies as a reorganization.

Business of ISBF
Lending Activities, page 114
28. Supplementally confirm to the staff that the banks have not engaged in any subprime or AltA lending or other lending products that are more risky than traditional loans products whether retained in the portfolio or not. If non-traditional loan products have been bought, sold or originated by the banks, please add disclosure.

Investment Securities, page 145
29. Supplementally confirm to the staff that the loans underlying the
MBS`s and CDO`s are not subprime or AltA products or other non-traditional loan products. If so, add disclosure. In addition, supplementally advise the staff as to what comprises the "other securities".

Off Balance Sheet activities
30. Supplementally advise the staff if the company engages in any off balance sheet activities other than those described in Note 12 to the financial statements, such as, SIV`s or trusts.

Business of MidWestOne
Lending Services, page 168
Loan Pool Participations, page 169
31. Supplementally confirm to the staff that the company has not engaged in any subprime or AltA lending or other lending products that are more risky than traditional loans products whether retained in the portfolio or not. If non-traditional loan products have been bought, sold or originated by the banks, please add disclosure. In addition, advise if the loan pools have engaged in any non-traditional lending such as subprime, AltA, etc.


Investment Securities, page 189
32. Supplementally confirm to the staff that the loans underlying the
MBS`s are not subprime or AltA products or other non-traditional loan products. If so, add disclosure.

ISB Financial Corp
Interim Consolidated Financial Statements
General

33. Please revise to provide a Statement of Shareholder`s Equity for each period that an income statement is required, either in a separate statement or in a footnote. Alternatively, please disclose that there have been no material changes to Shareholder`s Equity. Refer to Rule 10-01(a)(5) of Article 10.

Consolidated Financial Statements
Note 1.  Nature of Business and Significant Accounting Policies
Recent Accounting Pronouncements, page F-24

34. Your company is a public company as defined by paragraph 11 of SFAS 158 because your stock is currently quoted on the Pink Sheets, an over the counter market. Therefore, you were required to reflect the funded status of your pension plan in your financial statements as of December 31, 2006. Please advise, or revise your financial statements and provide the disclosures required by paragraphs 7 and
20 of SFAS 158.

MidwestOne
Consolidated Financial Statements
Summary of Significant Accounting Policies
General
Loan Pool Participations, page F-7

35. You disclose on page 5 and beginning on page F-7 that various items are netted against discount income. Please provide us with a detail of the items and amounts netted in this line item. Tell us how you determined a net presentation was appropriate, citing applicable literature where appropriate.

Note 6.  Loan Pool Participations, page F-16

36. Please revise to disclose the composition by loan type of the pool of purchased loans for which you do not use the level-yield income recognition criteria under SOP 03-3.

Exhibits 8.1
37. Revise the last paragraph that indicates the opinion is "only for the benefit of MidWestOne" or clarify that shareholders can rely on the opinion.

Exhibit 8.2
38. Reference is made to the first sentence on page 2. You must opine that the merger will be a statutory merger under state law.
Please revise.
39. Revise to delete the penultimate paragraph or revise to clarify that shareholders can rely on the opinion.

      *		*		*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Any questions regarding the accounting comments may be directed to Rebecca Moore, Staff Accountant, at (202) 551-3463, or, Senior Accountant, Paul Cline, at (202) 551-3851. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at
(202)
551-3491.




Sincerely,


								Todd Schiffman
								Assistant Director

cc:	John E. Freechack, Esq.
      Barack Ferranzzano Kirschbaum & Nagelberg LLP
      200 W. Madison Street, Suite 3900
      Chicago, Illinois 60606
      Ph (312) 984-3223
      Fax (312) 984-3150
Mr. Charles N. Funk
ISB Financial Corp.
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